October 15, 2021

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Attn: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited Form 6-K Dated September 9, 2021 Filed September 9, 2021 File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated October 4, 2021 (the “Comment Letter”), relating to the Company’s Interim Report annexed as Exhibit 99.1 to Form 6-K dated September 9, 2021 filed with the SEC on September 9, 2021 (the “Form 6-K”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to such comments. Defined terms used without definition herein are as defined in the Form 20-F.

Form 6-K

Exhibit 99.1: Burford Capital Limited Half-Year Report for the period ended June 30, 2021

Consolidated operating results

Six months ended June 30, 2021, compared to six months ended June 30, 2020

Operating Expenses, page 17

1. At the bottom of page 17 carrying over onto page 18 you discuss a $45 million additional accrual in the first half of 2021 related to a change in accounting estimate related to certain "carry plans." You indicate that historically you recognized carry plan expense only upon realizations of the related capital provision assets and not on the basis of unrealized gains. Please tell us why this charge in 2021 is the result of a change in estimate and reference for us the authoritative literature you rely upon to support your position. In your response, address the following:

350 Madison Avenue New York, NY 10017	+1 (212) 235-6820 info@burfordcapital.com www.burfordcapital.com

•	Tell us how your prior accounting complied with the guidance in IAS 19.

The “carry plans” compensate certain executives in cash for services provided, forming part of their overall compensation package. Accordingly, we assessed the arrangement under IAS 19 to determine its classification as a short- or long-term benefit and the associated recognition of the appropriate expense.

Short-term employee benefits are defined in IAS 19 paragraph 8 as “employee benefits (other than termination benefits) that are expected to be settled wholly within twelve months after the end of the annual reporting period in which the employees render the related service”. Long-term employee benefits are employee benefits (excluding post-employment and termination benefits) that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service that gives rise to the benefit.

The benefit payable is a fixed percentage of realized cash profits, net of any realized cash losses, from a defined population of qualifying assets. Because it may take many years for some of the investments to realize a cash profit from the date on which the employees render the service that gives rise to the benefit (that is, the identification, due diligence and origination of the assets), we concluded that the arrangement does not meet the definition of a short-term benefit under IAS 19 and assessed it as a long-term benefit.

IAS 19 requires the recognition of an estimated liability for the present value of the expected benefit at each reporting date with the change in that liability recognized as a compensation expense in the income statement for that period.

For prior financial reporting periods management were not sufficiently confident in their ability to estimate the crystallization on the carry to the level required under IAS 19 to include amounts relating to unrealized gains in the calculation of the liability. The estimate for the liability was therefore determined as what management considered to be a reasonable estimate which was the amount to be paid following the end of the current financial year based on its best judgment of the facts and circumstances at that time.

•	Tell us your consideration of the guidance in IAS 19.24.

As set out above, the executive carry arrangement is assessed as a long-term employee benefit in accordance with IAS 19.24.

•	Tell us how your current accounting complies with the guidance in IAS 19.

In determining the amount to accrue as of June 30, 2021, management has considered the full extent of the data available at that date in making a reliable estimate of the liability. These data points include consideration of the Company’s continued growth in track record of actual performance of its concluded capital provision asset portfolio and historical assessment of fair values for its ongoing portfolio and is informed by significant maturation of the Company’s asset modeling methodologies.

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In consideration of these inputs, management has determined that for the first time there is sufficient basis to conclude that a reliable estimate of the amount to be recorded as the liability for the executive carry arrangement at June 30, 2021 should include an accrual based on the net unrealized gain position associated with the qualifying capital provision assets within the scope of the carry arrangements.

Management has considered a wide range of data in its analysis including the following:

•	Asset returns

o	Burford was founded in late 2009 driving the development of a new market and type of asset in providing financing to the litigation related market.

o	The Company’s portfolio has grown significantly since that time and at June 30, 2021 has matured into a $2.4 billion diversified set of assets.

o	A significant challenge with a new and developing asset class is establishing a track record of proven returns associated with the investments – this is especially true for litigation-based assets where the outcomes are often binary (which can result in a complete loss of the financing provided) and the timing of the legal process is inherently uncertain and can often span many years; for example, some investments made in 2010 are still ongoing.

o	While the onset of the COVID-19 pandemic during 2020 led to some uncertainties, with new business activity significantly lower than prior periods that year, activity in 1H 2021 rebounded and exceeded pre-pandemic levels.

o	Burford’s track record now includes 167 asset realizations at 30 June 2021, 23 of which occurred in H1 2021. These incremental realizations, which spanned different asset and litigation types, provided increased confidence in the Company’s fair value assessments while at the same time 2021 saw significant advances in the Company’s modeling and data analytics.

o	The most recent track record for ROIC shows increasing returns over the past few years from 75% in 2017 to 95% in H1 2021. During that same period the IRR achieved for that same population of assets has remained very stable in the range of 30-31%.

•	Fair values

o	Burford has consistently applied an event-driven approach to assessing fair value for the litigation-based assets.

o	The core principle of applying event-driven changes based on the relative stage of the underlying litigation has remained the same but management’s experience in assessing the events and their impact on the application of the guidance has grown exponentially as a result of the portfolio growth and the passage of time.

o	In more recent years, starting with the year ended December 31, 2018, management has produced and tracked a historical track record of the timing and amount of fair value changes applied to the concluded asset portfolio.

o	This analysis has been possible given a sufficiently diversified set of concluded assets (both favorable and unfavorable) becoming available, including the significant asset realization in H1 2021.

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o	Management is now in its fourth year of tracking this data across all concluded assets, significantly increasing the confidence in the fair value assessment process and the utilization of that data in the estimate of the liability for the compensation arrangement.

In management’s view the collective critical mass of the items and data cited above, combined with consistent performance across both large and small asset realizations with respect to the metrics based on the June 30, 2021 results, provided sufficiently reliable evidence for management to consider for the first time in H1 2021 a revision in the estimate in compensation accruals that are tied to the fair value assessments of the Company’s assets.

As a result of this revision, the expected benefit under IAS 19 for the executive carry arrangement is now estimated each reporting period by applying the applicable percentage allocation to the net unrealized gains assessed on the qualifying investments.

•	Explain why your change is not a change in accounting policy that should be reflected retrospectively under IAS 8.19(b).

As part of this reassessment, management considered the guidance in IAS 8 Accounting policies, changes in accounting estimates and errors. The standard defines a change in accounting estimate as “[a] change in accounting estimate is an adjustment of the carrying amount of an asset or a liability, or the amount of the periodic consumption of an asset, that results from the assessment of the present status of, and expected future benefits and obligations associated with, assets and liabilities. Changes in accounting estimates result from new information or new developments and, accordingly, are not corrections of errors.”

The Company’s accounting policy is to recognize a liability for a long-term employee benefit under IAS 19 and nothing has changed in that respect. What has changed is how the Company arrives at its estimate of the amount of the liability, namely, by incorporating new information and new developments (the continuing performance track record, historical experience of the fair value assessment process and probabilistic modeling) that provide better information regarding the amount of unrealized gains that will eventually be crystallized into realized gains to be paid out to the executives. As a result, management has concluded that the change meets the definition of, and represents, a change in accounting estimate under IAS 8.

•	Explain why your change is not the correction of an error that should be reflected retrospectively under IAS 8.42(b).

As noted above, the change is based on a reassessment of the estimate for the liability based on new information and new developments that is consistent with the change in accounting estimate guidance in IAS 8.

2. In the first full paragraph on page 18 you discuss a $34 million additional accrual related to the grandfathering of a small number of cases following the termination of a profit-sharing arrangement in your asset recovery business. Please tell us why it is appropriate to record this accrual in 2021 given that it appears to relate to compensation arrangements dating back to 2015 and reference for us the authoritative literature you rely upon to support your accounting. In your response, address the following:

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•	Describe for us the profit-sharing arrangement that was terminated and explain why it was terminated.

The prior arrangement with the asset recovery business was established when Burford acquired that business in 2015. It was an annual bonus plan to compensate the principals and other employees directly supporting that business area for services provided for each discrete financial year. The arrangement contained a formulaic approach to defining a total bonus pool amount payable based on the realized net operating income for the entire business area for the financial year and was designed to incentivize the principals to maximize operating profits for the business area.

This prior arrangement expired at the end of 2020 per the original terms of the contractual arrangement and a new arrangement was executed and implemented in 2021. The expiration of the prior arrangement coincided with a broader integration of the asset recovery activity into Burford’s core capital provision asset business, including its compensation practices.

The new arrangement, effective January 1, 2021, is a profit-sharing arrangement similar to the executive carry arrangement described in response 1 above. The new arrangement has no set expiration and provides a benefit based on a portion of realized cash profits following a predefined formula (based on a percentage of realized gains less certain contractually predetermined costs) relating to three specific asset recovery capital provision assets.

•	Tell us what cases or types of cases were grandfathered.

As noted above, the three assets included in the new arrangement are existing, ongoing asset recovery capital provision assets that relate to Burford’s financing of the cost of the pursuit of enforcement of unpaid legal judgments. The new arrangement does not ‘grandfather’ any assets in the sense that the prior arrangement was continued as to those assets, but rather that an exception has been made to the new arrangement with respect to three existing assets but under newly executed terms in 2021.

•	Tell us how your prior accounting complied with the guidance in IAS 19.

The amount payable under the prior arrangement is compensation for services provided in a discrete financial year based on the financial performance of the entire asset recovery business, net of operating expenses, for each discrete financial year. The amount payable is wholly settled within 12 months of the annual reporting period when the employees provided the services. Accordingly, it was assessed as a short-term benefit under IAS 19. The applicable amount to accrue for this prior arrangement was therefore based on the amounts expected to be payable with respect to each historical financial year only.

•	Tell us your consideration of the guidance in IAS 19.24.

As noted above, the prior arrangement was assessed as meeting the definition of a short-term benefit under IAS 19. The new arrangement is a multi-year profit-sharing arrangement tied to the performance of three specific assets that is not expected to be wholly settled within 12 months of the annual reporting period when the employees provided the services, similar to the executive carry arrangement described in response 1 above. Accordingly, the new arrangement is assessed as a long-term benefit under IAS 19.24.

•	Tell us how your current accounting complies with the guidance in IAS 19.

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Management has assessed the amount to be recorded as a reliable estimate of the liability at June 30, 2021 following a consistent approach to that set out in the response to comment 1 above. For the reasons set out in that response, management’s assessment is that the accrual should be based on the net unrealized gain position associated with the qualifying capital provision assets within the scope of the asset recovery arrangement.

•	Explain why your change is not a change in accounting policy that should be reflected retrospectively under IAS 8.19(b).

This is not considered applicable as the asset recovery arrangement was a newly executed contractual arrangement in 2021.

•	Explain why your change is not the correction of an error that should be reflected retrospectively under IAS 8.42(b).

This is not considered applicable as the asset recovery arrangement was a newly executed contractual arrangement in 2021.

Should you have any questions or comments with respect to this letter, please contact me at 646-849-9424; kbrause@burfordcapital.com.

Sincerely,

Burford Capital Limited

By	/s/ Kenneth A. Brause
Kenneth A. Brause
Chief Financial Officer

cc:	Mark Klein
Charles Utley

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